Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

July 11, 2017

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attention: John Reynolds
Re:	OpGen, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 29, 2017 Response dated June 23, 2017 File No. 333-218392
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated July 7, 2017, regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.
General
1. We note your statements in response to prior comment 2 that you consider the bridge financing to have been completed.  Given your disclosure on page 61 of the registration statement that you “could issue secured promissory notes of up to $1,500,000” and your statements in your response regarding the status of the issuance of the notes, it is unclear how you determined that the issuance of promissory notes was completed at the time you filed the registration statement.  We further note that the issuance of the notes is subject to various conditions set forth in section 4 of the Note Purchase Agreement filed as Exhibit 10.21. It continues to appear that you commenced the offering of these securities privately and are now attempting to complete the offering through a public offering.  Please provide us with a detailed legal analysis, as previously requested, as to how you concluded that you may complete the private placement of the convertible notes and underlying  common stock through your public offering on the Form S-1 filed on June 1, 2017, consistent with Section 5 of the Securities Act 1933.  Refer to Securities Act Release No. 8828 (August 10, 2007). For additional guidance, please see Securities Act Sections Question 134.02 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations (April 24, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

United States Securities and Exchange Commission
July 11, 2017

RESPONSE:
As we discussed during telephone conversations today with the staff, the Company has amended the bridge financing documents with jVen Capital, LLC to remove the provisions that provided the potential for any issuance of shares like those sold in the proposed public offering as repayment of the outstanding bridge financing notes.  We believe such amendment decouples the private placement transaction between the Company and jVen Capital, LLC, from the proposed public offering under the Registration Statement.
Facing Page
2.  Please disclose the amount or value of each class of securities being registered, not just the aggregate for all classes being registered.  Also, please explain how the total registration fee reflects each class being registered.
RESPONSE:  We have disclosed the value of each class of securities being registered and the registration fee for each class being registered in the fee table on the Facing Page.  We have also revised the fee table in accordance with our telephone conversation.
The Company is filing Amendment No. 2 to the Registration Statement to reflect changes responsive to these comments.
Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240) 813‑1273, or me, at (215) 864-8631, if you have any questions about our response.
Very truly yours,

/s/ Mary J. Mullany
Mary J. Mullany
MJM/seh

cc:	Evan Jones Timothy C. Dec Ruairi Regan David Link